Exhibit 99




The May Department Stores Company
611 Olive Street
St. Louis, MO 63101-1799

April 5, 2002



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Ladies and Gentlemen:


Arthur Andersen LLP (Andersen) has represented to The May Department Stores Company, a Delaware corporation, that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.



Sincerely,




/s/ Thomas D. Fingleton
Executive Vice President and
Chief Financial Officer